May 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Atossa Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-27936)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Atossa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 23, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373 or emailing rmurr@gibsondunn.com.

Sincerely,

Atossa Therapeutics, Inc.

/s/ Heather Rees
Heather Rees
Senior Vice President, Finance & Accounting

cc: Ryan A. Murr, Gibson, Dunn & Crutcher LLP

107 Spring Street, Seattle, WA 98104